

December 11, 2009

<u>Via U.S. Mail</u>
Mr. Raymond M. Soto
Chief Executive Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, CT 06854

>   **Re: Bolt Technology Corporation**
>   **Amendment No. 1 to Form S-3**
>   **Filed December 1, 2009**
>   **File No. 333-162181**

Dear Mr. Soto:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Incorporation by Reference, page 2</u>

1.   Please specifically incorporate by reference the definitive proxy statement filed October 23, 2009.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile

Barbara A. Young, Esq. (203) 226-8025